MTL Insurance Company Selects the Sapiens ALIS Policy
Administration to Administer its Life Insurance and
Annuity Business

New Jersey – July 17, 2012 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announced today that Oak Brook, IL-based MTL Insurance Company, a member of Mutual Trust Financial Group, has selected the Sapiens ALIS policy administration system to administer its life and annuity business. Using ALIS, in a phased-approach project, will enable MTL to update its policy administration platform to more efficiently introduce new products, take advantage of the latest technology and provide better service to its policy holders.

MTL Insurance Company develops, underwrites, and services individual life insurance and annuities. The company, which specializes in the design and development of whole life insurance, also offers universal and term life insurance, as well as annuities to individuals, families and businesses.

Commenting on the ALIS selection, Mutual Trust’s President and Chief Executive Officer Steve Batza explained, “Following an extensive evaluation, we determined that ALIS was best suited to meet our long-term strategic objectives. We were impressed with ALIS’s rich functionality as well as the technical architecture which will allow us to develop more efficient processes and substantially improve our speed to market. The Sapiens organization and its consulting staff took the time to understand our needs, and their customer-focused approach was an important part of our selection process.”

Ron Karam, President, Sapiens North America Insurance Division concludes, “We are extremely pleased with the opportunity to partner with MTL on updating their policy administration infrastructure. We have already mobilized our team to implement ALIS and to convert MTL’s existing business from their legacy system. MTL represents our sixth U.S.-based ALIS customer and 25th ALIS customer world-wide, further establishing Sapiens as a market leader.”

Roni Al-Dor, Sapiens’s President and CEO added, “We are proud to be selected by MTL and welcome the company to our family of customers. Our presence in the insurance market continues to grow as we partner with more customers to help them achieve their market and technology goals.”

About MTL Insurance Company

MTL Insurance Company, a member of Mutual Trust Financial Group and the flagship of the group, was founded in 1904 with the belief that life insurance should be the cornerstone of every family’s financial plan. Today, the company continues to embrace this goal by developing, underwriting and servicing individual life insurance and annuities. The company is recognized in the industry as “The Whole Life Company”® because of its leadership in designing and developing participating whole life products that offer very early cash values and guaranteed premiums and death benefits. A mutual company, MTL has an impressive record of paying dividends for more than 100 consecutive years.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life & Pension, Property & Casualty, and Reinsurance markets. We serve over 100 financial services customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

Email: osnat.se@sapiens.com

Investor Relations Contact:
Roni Giladi, CFO	James Carbonara, Regional Vice President,
Sapiens International
Tel: +972-8-9382721	Hayden IR
E-mail: roni.g@sapiens.com	Office: +1-646-755-7412
James@haydenir.com